Exhibit 99.1

Medigus: ScoutCam Approved as Certified Vendor of Israeli Ministry of Defense

The Certification will Enable the Sale of ScoutCam Solutions within the Israeli Defense Sector

OMER, Israel, October 26, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced it was informed that ScoutCam Inc. (OTCQB: SCTC) Medigus’ subsidiary (50.1%) and a leading developer and manufacturer of customized micro visual solutions and supplementary technologiesits, got approved as a certified vendor of the Israeli Ministry of Defense (MOD). As an approved vendor of the MOD, ScoutCam can now participate in tenders and offer its solutions directly to the various divisions and agencies of the MOD. This listing adds to ScoutCam’s growing list of recent recognitions, which includes its registered supplier status with the US National Aeronautics and Space Administration (NASA) as well as ScoutCam’s inclusion to the Approved Supplier List of a Fortune 500 multinational healthcare corporation.

“Receiving approvals and certifications from a leading governmental entity in Israel enables us to widen our potential customer base, strengthen our position in the Israeli defense market and sell our innovative customized visual solutions to more defense organizations in Israel,” said Yaron Silberman, Chief Executive Officer of ScoutCam.

ScoutCam designs, manufactures and sells its unique miniature cameras to various Homeland Security (HLS), defense and aerospace organizations worldwide. For HLS application, ScoutCam developed an ultra-thin camera that transmits its signal wirelessly or over an extra-long cable (tens of meters).

For the aerospace industry, ScoutCam’s solution includes the micro ScoutCam 8.0 HD that was recently successfully used in NASA’s third Robotic Refueling Mission (RRM3). In addition to its miniature size, the versatile micro ScoutCam 8.0 HD camera features state of the art customizable optics and noteworthy image quality. The waterproof device is also able to adapt in a variety of extreme temperatures, and withstand various vibrations, radiation and vacuums.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus Ltd. is using forward-looking statements when it discusses ScoutCam’s prospective participation in defense sector tenders and any sales made thereunder. This release should not be construed as Medigus announcing actual ScoutCam sales in the defense sector. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any defense sector sales or any revenues recognized therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com